FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2020

 UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ R SOTAMAA
BY R SOTAMAA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 4 September, 2020

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 4 September 2020
Changes to EGM of Unilever N.V. 21 September 2020

Exhibit 99

Changes to the EGM of Unilever N.V. on 21 September 2020

Unilever announces the following changes to the extraordinary general meeting of Unilever N.V. ('NV EGM') to be held on 21 September 2020 at 10:00 am (CET), including the meeting of holders of ordinary shares.

The health of our shareholders, staff and partners is of vital importance to us. As a result of the ongoing COVID-19 crisis, and following an extension until 1 October 2020 of the emergency Dutch legislation relating to the holding of general meetings in light of COVID-19, Unilever hereby announces that the NV EGM will be held by way of a fully virtual meeting. This means that, as a change from the notice of the NV EGM and related documents, shareholders cannot attend the NV EGM in person and live voting at the NV EGM will not be provided for. Votes can only be cast by (electronic) proxy in advance of the meeting.

Unilever understands that the NV EGM also serves as a forum for shareholders to engage with members of the board of directors on Unification and related topics. Therefore, the NV EGM can be followed live on Unilever's website (www.unilever.com/unification). The NV EGM will include short statements by the Chairman and CEO who will also respond to questions submitted prior to the meeting. Any such questions should relate to the resolutions on the agenda and be submitted in English by no later than 10:00 am (CET) on 18 September 2020 via shareholder.services@unilever.com. Unilever may summarise and bundle questions thematically or set further conditions to facilitate the smooth running of the NV EGM. Shareholders who have submitted questions before the deadline mentioned above will be entitled to ask follow-up questions during the NV EGM in accordance with the instructions received prior to the NV EGM, insofar the order of the meeting allows. The responses to such questions will be made available on the website of Unilever after the NV EGM.

Shareholders who hold their shares in a securities account under the Dutch giro system can only vote through the online voting system of ABN AMRO Bank N.V. (www.abnamro.com/evoting) which entails a voting instruction. Holders of registered shares will be approached by IQ EQ Financial Services B.V. to give their voting instructions. As a change from the notice of the NV EGM, the deadline for giving such voting instructions has been extended for all holders of shares until 5:30 pm (CET) on 16 September 2020. The voting instructions will be exercised by one of the civil law notaries of Mr M.J. Meijer Notarissen N.V. or their substitutes.

The Board of Directors
Rotterdam, the Netherlands